DYLN Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DYLN Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 4, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	30,038	71,296
Accounts Receivable	6,131	25,931
Prepaid Expenses	18,126	84,451
Inventory	200,198	459,429
Total Current Assets	254,493	641,106
Non-current Assets		
Furniture, Tooling, Equipment, Computers, and Leasehold Improvements, net of Accumulated Depreciation	53,670	65,602
Right Of Use Asset: Office Space	94,962	168,234
Intangible Assets: Patents, Trademark, and Website Development, net of Accumulated Amortization	223,564	217,077
Total Non-Current Assets	372,195	450,913
TOTAL ASSETS	626,687	1,092,019
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	678,871	502,092
Notes Payable	129,653	271,259
Notes Payable - Related Parties	38,116	4,001
Line of Credit	143,645	-
Accrued Expenses	-	57,203
Sales Tax Payable	15,280	19,632
Short Term Lease Liability	75,839	73,272
Other Liability	6,922	-
Total Current Liabilities	1,088,326	927,460
Long-term Liabilities		
Long Term Lease Liability	19,121	94,962
Notes Payable - Related Parties	273,375	265,739
Total Long-Term Liabilities	292,496	360,701
TOTAL LIABILITIES	1,380,822	1,288,161
EQUITY		
Common Stock	61	61
Preferred Stock	133	133
Additional Paid in Capital	4,914,164	4,914,164
Accumulated Deficit	(5,668,491)	(5,110,499)
Total Equity	(754,134)	(196,142)
TOTAL LIABILITIES AND EQUITY	626,687	1,092,019

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	2,290,257	3,180,353
Cost of Revenue	762,175	1,014,471
Gross Profit	1,528,081	2,165,881
Operating Expenses		
Advertising and Marketing	949,142	1,433,508
General and Administrative	990,403	1,719,805
Research and Development	690	-
Rent and Lease	19,352	10,307
Depreciation	16,647	96,701
Amortization	19,151	17,106
Total Operating Expenses	1,995,385	3,277,427
Operating Income (loss)	(467,304)	(1,111,546)
Other Income		
Other	3,781	550
Total Other Income	3,781	550
Other Expense		
Interest Expense	94,469	49,553
Total Other Expense	94,469	49,553
Earnings Before Income Taxes	(557,992)	(1,160,549)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(557,992)	(1,160,549)

Statement of Changes in Shareholder Equity

	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Balance at 1/1/2022	6,054,000	61	2,312,342	23	-	-	3,664,325	(3,949,950)	(285,541)
Cancellation of Stock	-	-	(2,312,342)	(23)	13,265,896	133	1,249,839	-	1,249,948
Net Income (Loss)	-	-	-	-	-	-	-	(1,160,549)	(1,160,549)
Ending Balance 12/31/2022	6,054,000	61	-	-	13,265,896	133	4,914,164	(5,110,499)	(196,142)
Net Income (Loss)	-	-	-	-	-	-	-	(557,992)	(557,992)
Ending Balance 12/31/2023	6,054,000	61	-	-	13,265,896	133	4,914,164	(5,668,491)	(754,134)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(557,992)	(1,160,549)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	16,647	96,701
Amortization	19,151	17,106
Accounts Payable and Accrued Expenses	119,576	(760,084)
Line of Credit	143,645	-
Inventory	259,230	222,382
Accounts Receivable	19,800	104,695
Prepaids	66,325	237,568
Deferred Revenue	6,922	-
Other	(4,352)	2,373
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	646,944	(79,259)
Net Cash provided by (used in) Operating Activities	88,951	(1,239,808)
INVESTING ACTIVITIES		
Equipment	(4,715)	(83,224)
Furniture & Fixtures	(25,638)	(35,715)
Net Cash provided by (used by) Investing Activities	(30,353)	(118,940)
FINANCING ACTIVITIES		
Proceeds from Preferred Stock	-	110
Proceeds from Additional Paid-in Capital	-	1,249,839
Proceeds from/Repayments of Notes Payable	(141,606)	108,454
Proceeds from Notes Payable - Related Parties	41,751	-
Net Cash provided by (used in) Financing Activities	(99,855)	1,358,402
Cash at the beginning of period	71,296	71,640
Net Cash increase (decrease) for period	(41,257)	(345)
Cash at end of period	30,039	71,296

DYLN Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DYLN Inc. ("the Company") was originally formed as a California limited liability company called DYLN Lifestyle, LLC and converted to a Delaware C-Corp on November 8th, 2019. The Company generates revenue by selling a patented reusable portable water bottle that enhances water through a replaceable mineral cartridge attached to the bottom of each bottle. The Company's headquarters is in Austin, Texas. The Company's customers are located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold Improvements	15	30,730	(26,121)	-	4,609
Furniture	5	25,440	(164,099)	-	(138,659)
Tooling, Equipment, & Computers	7	350,038	(162,318)	-	187,720
Grand Total	**-**	**406,208**	**(352,538)**	**-**	**53,670**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Trademarks and Patents	15	302,346	(78,782)	-	223,564
Website Development	3	22,500	(22,500)	-	-
Grand Total	-	**324,846**	**(101,282)**	-	**223,564**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $200,198 as of December 31st, 2023, consisting of bottles of $80,853, diffuses of $54,511, and accessories of $64,834. The Company performs monthly inventory counts and values its inventory using the FIFO (First-in, First-out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	225,975	$0.12
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	225,975	$0.12
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2023	225,975	$0.12
Options exercisable, December 31, 2023	135,585	$0.12

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	179,865	$-
Granted	-	$-
Vested	(48,804)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	131,061	$-
Granted	-	$-
Vested	(40,671)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	90,390	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Delaware, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loans the Company $48,000. The loan accrues interest at 6% and contains a maturity date of November 1st, 2026. The total balance including accrued interest was $48,481 as of December 31st, 2023.

The Company entered into a loan agreement for which they received $451,375. The loan accrues interest of 1.88% and contains a maturity date of October 1st, 2028. The balance of the loan was $265,739 as of December 31st, 2023. The loan contains monthly payments of $2,423. The loan is personally guaranteed by a related party.

The Company currently buys diffusers from a supplier who is also an investor. The Company incurred cost of good sold related to diffusers of $178,583 and $208,839 in 2023 and 2022, respectively,

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Right of Use Asset/Lease Liability

The Company leases its office and warehouse space under a 3-year operating lease requiring monthly payments of $7,274. The current lease expires on March 31st, 2025. The Company had a Right of Use and corresponding Lease Liability balance of $94,962 as of December 31st, 2023.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a Amazon Lending agreement for which they received $245,000. The loan contained an interest rate of 9.49% and was fully repaid in 2023. The balance was $226,549 was of December 31st, 2022.

The Company entered into a Merchant Loan Agreement for which they received $150,000 and are required to repay $169,500. The agreement contains a repayment rate of 17% of daily sales. The balance was $118,703 as of December 31st, 2023.

The Company entered into a Working Capital Account Agreement for which they received $55,000 and are required to repay $58,881. The agreement contains a repayment percentage of 30%. The balance was $10,950 as of December 31st, 2023.

The Company entered into a line of credit resulting in a balance of $95,712 as of December 31st, 2023. The line of credit accrues interest at 10.75%. The line of credit is personally guaranteed by a related party.

The Company entered into a line of credit agreement resulting in two draws of $35,000 and $15,000 throughout 2023. The line of credit contains an interest rate of 10.99% and has a draw period of 12 months. The balance was $47,933 as of December 31st, 2023.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Amazon Lending	245,000	9.49%	2023	-	-	-	-	226,549	-	226,549	-
Shopify Loans	150,000	19,500	2024	118,703	-	118,703	-	44,710	-	44,710	-
Paypal Loans	55,000	3,881	2024	10,950	-	10,950	-	-	-	-	-
Line of Credit 1	95,712	10.75%	2024	95,712	-	95,712	-	-	-	-	-
Line of Credit 2	50,000	10.99%	2024	47,933	-	47,933	-	-	-	-	-
Related Party Loan 1	48,000	6%	2026	5,840	39,912	45,752	-	-	-	-	-
Related Party Loan 2	451,375	1.88%	2028	32,276	233,463	265,739	-	4,001	265,739	269,740	-
Total				**311,414**	**273,375**	**584,789**	**-**	**275,260**	**265,739**	**540,999**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	311,414
2025	74,996
2026	85,917
2027	73,876
2028	38,586
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 31,000,000 common shares with a par value of $0.00001 per share. 6,054,000 shares were issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 15,578,252 preferred shares with a par value of $0.00001 per share consisting of 2,312,342 Series A Preferred Stock and 13,265,910 Series A-1 Preferred Stock. There were no Series A Preferred Stock issued or outstanding and 13,265,910 Series A-1 Preferred Stock issued and outstanding as of December 31st, 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 4, 2024, the date these financial statements were available to be issued.

On July 16th, 2024, the Company converted all outstanding Series A-1 Preferred Stock, a total of 13,265,896 shares, into fully paid and non-assessable shares of the Company's Common Stock at a conversion ratio of 1:1. All of the Series A-1 Preferred Stock was owned by the company's CEO, Dorian Ayres. All shares of Series A-1 Preferred Stock of the Company, as well as all reference to such class or series of stock, were retired and completely eliminated. The total number of authorized shares of Common Stock was restated to a total of 31,000,000 shares of Common Stock.

A related party loaned the Company $48,500. The loan does not accrue interest and is due on demand.

On June 12th, 2024, the Company took a line of credit for a total of $79,000.

On July 10th, 2024, the Company took a line of credit for a total of $55,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capitals and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CONCENTRATION OF SUPPLIER

The Company currently buys all of its bottles and accessories from one supplier. Management believes that other suppliers could provide the Company's products on comparable terms and quality. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. The

Company incurred cost of goods sold related to bottles of $493,458 and $702,893 in 2023 and 2022, respectively, and incurred cost of goods sold related to accessories of $69,905 and $67,782 in 2023 and 2022, respectively.